

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 23, 2016

Chad J. Kolean
Vice President, Chief Financial Officer and Treasurer
Cellectar Biosciences, Inc.
3301 Agriculture Drive
Madison, Wisconsin 53716

      Re: **Cellectar Biosciences, Inc.**
            Form PRE 14A
            Filed May 13, 2016
            File No. 001-36598

Dear Mr. Kolean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 4
Approval of the Issuance of Certain Warrants, . . . page 7

1.   In connection with your Proposal No. 4 and Proposal No. 5, please include in your filing the Warrant Restructuring Agreement. See Item 12(e) of Schedule 14A.

2.   Please include in your filing the financial information required by Item 13 of Schedule 14A. See Item 11(e) and Item 12(f) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Paul Bork, Foley Hoag LLP